UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June/2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Blocklisting Interim Review




SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN


To:    Listing Applications
       UK Listing Authority
       Financial Services Authority
       25, The North Colonnade
       Canary Wharf
       London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
WORLDWIDE SAVE FOR SHARES

3. Period of return:
From       DECEMBER 2002                    To           MAY 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
3,069

5. Number of shares issued / allotted under scheme during period:
0

6. Balance under scheme not yet issued / allotted at end of period
3,069

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION on 8 June 2001


Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,696,543


Contact for queries
Name               Jennifer Murphy
Address            Pearson plc 80 Strand London WC2R 0RL
Telephone          020 7010 2256


Person making the return
Name                     Jennifer Murphy
Position                 Senior Co. Sec. Assistant
Signature




SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN


To:         Listing Applications
            UK Listing Authority
            Financial Services Authority
            25, The North Colonnade
            Canary Wharf
            London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1988 EXECUTIVE SCHEME

3. Period of return:
From       DECEMBER 2002                    To           MAY 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
960,501

5. Number of shares issued / allotted under scheme during period:
50,805

6. Balance under scheme not yet issued / allotted at end of period
909,696

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000



Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,696,543


Contact for queries
Name               Jennifer Murphy
Address            Pearson plc 80 Strand London WC2R 0RL
Telephone          020 7010 2256


Person making the return
Name                     Jennifer Murphy
Position                 Senior Co. Sec. Assistant
Signature




SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN


To:         Listing Applications
            UK Listing Authority
            Financial Services Authority
            25, The North Colonnade
            Canary Wharf
            London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1998 EXECUTIVE SCHEME

3. Period of return:
From       DECEMBER 2002                    To           MAY 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
586,028

5. Number of shares issued / allotted under scheme during period:
0

6. Balance under scheme not yet issued / allotted at end of period
586,028

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000



Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,696,543


Contact for queries
Name               Jennifer Murphy
Address            Pearson plc 80 Strand London WC2R 0RL
Telephone          020 7010 2256


Person making the return
Name                     Jennifer Murphy
Position                 Senior Co. Sec. Assistant
Signature




SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN


To:         Listing Applications
            UK Listing Authority
            Financial Services Authority
            25, The North Colonnade
            Canary Wharf
            London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1992 US SENIOR EXECUTIVE

3. Period of return:
From       DECEMBER 2002                    To           MAY 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
175,529

5. Number of shares issued / allotted under scheme during period:
0

6. Balance under scheme not yet issued / allotted at end of period
175,529

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000



Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,696,543


Contact for queries
Name               Jennifer Murphy
Address            Pearson plc 80 Strand London WC2R 0RL
Telephone          020 7010 2256


Person making the return
Name                     Jennifer Murphy
Position                 Senior Co. Sec. Assistant
Signature




SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN


To:         Listing Applications
            UK Listing Authority
            Financial Services Authority
            25, The North Colonnade
            Canary Wharf
            London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
US SENIOR EXECUTIVE

3. Period of return:
From       DECEMBER 2002                    To           MAY 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
111,184

5. Number of shares issued / allotted under scheme during period:
431

6. Balance under scheme not yet issued / allotted at end of period
110,753

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997


Please confirm total number of shares in issue at the end of the period in order for us to update our records
801,696,543


Contact for queries
Name               Jennifer Murphy
Address            Pearson plc 80 Strand London WC2R 0RL
Telephone          020 7010 2256


Person making the return
Name                     Jennifer Murphy
Position                 Senior Co. Sec. Assistant
Signature


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 9 June 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary